

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2012

Via E-mail
Mr. Robert F. O'Donnell
Chief Executive Officer
Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102

> **Re:** **Pruco Life Insurance Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012 and Amended on July 20, 2012**
> **File No. 033-37587**

Dear Mr. O'Donnell:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K/A for the Fiscal Year Ended December 31, 2011 Amended on July 20, 2012
Notes to Consolidated Financial Statements

10. Fair Value of Assets and Liabilities
Future Policy Benefits, page 67

1. You disclose that you are required to incorporate the market-perceived risk of your own non-performance ("NPR") in the valuation of the embedded derivatives associated with optional living benefit features. Yet in the second paragraph on page 13, you appear to be incorporating the credit risk of an affiliated reinsurer in your NPR calculation. If true, please tell us how this complies with ASC 820-10-35-17.

2. You disclose that the fair value of the living benefit embedded derivative liability was $4.0 billion less a cumulative adjustment for NPR of $3.1 billion for a net amount of $913 million. Please explain to us how the incorporation of the NPR is reducing this derivative liability by such a large amount, approximately 77% in 2011. You also disclose that the increases in these embedded derivative liabilities are largely offset by corresponding increases in the reinsurance recoverable associated with the affiliated reinsurance. In light of this offsetting effect, please tell us why the mark-to-market of these derivatives resulted in higher DAC/DSI amortization of $910 million, as disclosed on page 13.

12. Commitments, Contingent Liabilities and Litigation and Regulatory Matters
Litigation and Regulatory Matters, page 76

3. You state that your litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. We do not believe that this disclosure meets the requirements of ASC 450-20-50-3 and 50-4. Please provide us proposed disclosure to be included in future periodic filings that complies with the requirements of the aforementioned ASC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant